SECURITIES AND EXCHANGE COMMISSION

                                  UNITED STATES

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                                  Inrad, Inc..
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   4577656106
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                                 (CUSIP Number)

                                November 6, 2000
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             (Date of Event Which Requires Filing of this Statement)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule 13G is filed:

                           [ ]  Rule 13d-1(b)
                           [ ]  Rule 13d-1(c)
                           [X]  Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP NO. 4577656106
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(1)  Names of Reporting Persons.  I.R.S. Identification Nos. of Above Persons
(entities only):
                           Warren Ruderman
                           ###-##-####
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(2)  Check the Appropriate Box if a Member of a Group (See Instructions)
                  (a) ----------                      (b) -----------

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(3)  SEC Use Only

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(4)  Citizenship or Place of Organization:  United States

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Number of Shares Beneficially Owned by    (5) Sole Voting Power:       1,467,046
      Each Reporting Person
                                          (6) Shared Voting Power:            0
                                          (7) Sole Dispositive Power:  1,467,046
                                          (8) Shared Dispositive Power:       0

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(9)   Aggregate Amount Beneficially Owned by Each Reporting Person:  1,467,046
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(10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions)
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(11)     Percent of Class Represented by Amount in Row (9):  29.59
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(12)     Type of Reporting Person (See Instructions):  IN
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Item 1(a).  Name Of Issuer:  Inrad, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices: 181 Legend Avenue, Northvale, NJ 07647

Item 2(a).  Name of Person Filing:  Warren Ruderman

Item 2(b).  Address of Principal Business Office or, if None, Residence:
            45 Duane Lane, Demarest, NJ 07627

Item 2(c).  Citizenship:  United States

Item 2(d).  Title of Class of Securities: Common Stock $0.01 per share par value


Item 2(e).  CUSIP No.:  4577656106


Item 3. If This Statement Is Filed Pursuant to ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

                  Not Applicable.

Item 4.  Ownership

         (a)   Amount Beneficially Owned:                              1,467,046

         (b)   Percent of Class:                                           29.59

         (c)   Number of Shares as to which such person has:


               (i)  sole power to vote or to direct the vote           1,467,046


              (ii)  shared power to vote or to direct the vote


             (iii)  sole power to dispose or to direct the disposition of
                                                                       1,467,046

              (iv)  shared power to dispose or to direct the disposition of
                                                                           _____


Item 5.  Ownership of Five Percent or Less of a Class


         Not Applicable.


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.


         Not Applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not Applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable.


Item 9.  Notice of Dissolution of Group.

         Not Applicable.

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     March 8, 2001


                                                     /s/Warren Ruderman
                                                     ---------------------------
                                                     Warren Ruderman

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)